UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [    ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [    ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [    ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

Exhibits

99.1	Labopharm Reports Results for First Quarter Fiscal 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: May 9, 2007	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel
and Corporate Secretary

Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE:

LABOPHARM REPORTS RESULTS FOR

FIRST QUARTER FISCAL 2007

LAVAL, Quebec (May 9, 2007) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today reported its results for the first quarter of fiscal 2007, ended March 31, 2007. All figures are in Canadian dollars unless otherwise stated.

“The first quarter of 2007 was highlighted by continued momentum in our global commercialization program for once-daily tramadol with launches in France, the United Kingdom, Spain and Belgium building on our previous launches in Germany, Italy, the Czech Republic and Slovakia,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “Our product is now being sold in more than 80% of the current tramadol market in Europe by more than 1,000 sales representatives. We look forward to further expanding our coverage of the European marketplace with additional launches of our product throughout 2007.”

“In the U.S., we await the FDA’s decision on our NDA for once-daily tramadol and continue to prepare for launch as rapidly as possible should we receive a favourable outcome. At the same time, we are pursuing regulatory approval and marketing partnerships for our product in key markets around the world. During the first quarter we added Australia, Russia, Switzerland and Israel to the list of those countries in which our formulation is under regulatory review,” added Mr. Howard-Tripp.

Key Developments for the Quarter

•

Once-Daily Tramadol Launched in France, UK, Spain and Belgium: Labopharm’s once-daily tramadol product was launched by the Company’s marketing partners in France under the brand names Monoalgic® L.P. (sanofi-aventis) and Monotramal® L.P. (Grunenthal), the UK under the brand name Tradorec XL®, Spain under the brand name Dolpar®, and Belgium under the brand name Contramal Uno®.

•

Marketing Applications Submitted for Once-Daily Tramadol in Australia, Russia, Switzerland and Israel: Labopharm submitted marketing applications to the regulatory authorities in Australia, Russia, Switzerland and Israel.

•	Two Posters on Once-Daily Tramadol Presented at AAPM Meeting: Labopharm presented two posters at the 23rd Annual American Academy of Pain Medicine (AAPM) Meeting:

–	Efficacy and safety data from the Company’s U.S. Phase III clinical trial (study MDT3-005) for its once-daily formulation of tramadol (“Tramadol Contramid® OAD”);

–	Data on the bioavailability of Tramadol Contramid® OAD compared with that of immediate-release (IR) Ultram® tablets.

Financial Results

Revenue for the first quarter of fiscal 2007 increased to $5.4 million from $4.3 million for the first quarter of fiscal 2006. Product sales increased to $3.4 million from $2.0 million with the increase being primarily the result of shipments of once-daily tramadol to a higher number of markets compared to shipments to a single market in the first quarter of 2006. Product sales for the first quarter of fiscal 2007 consisted of follow-on shipments of once-daily tramadol to HEXAL AG for distribution in Germany, to CSC Pharmaceuticals S.A. for distribution in the Czech Republic and Slovakia, to sanofi-aventis and Grunenthal GmbH for distribution in France, to Gruppo Angelini for distribution in Italy and to Esteve S.A. for distribution in Spain and an initial shipment to CSC Pharmaceuticals S.A. for distribution in Austria in preparation for launch in that country.

Gross margin (as a percentage of product sales revenue) was unchanged from the first quarter of fiscal 2006 at 50%. Lower manufacturing costs resulting from larger production runs were offset by the expected impact of launches in new markets during the first quarter of 2007 with lower average selling prices per tablet.

Licensing revenue for the first quarter of fiscal 2007 was $2.0 million and represented a portion of licensing payments received from the Company’s licensing and distribution partners for once-daily tramadol. Licensing revenue for the first quarter of fiscal 2006 was $2.2 million. The decrease in licensing revenues was the result of the extension of the estimated term over which the Company is recognizing the US$20 million up-front payment previously received from Purdue Pharma.

Research and development expenses before government assistance for the first quarter of fiscal 2007 decreased to $5.1 million from $6.4 million for the first quarter of fiscal 2006. The decrease was primarily due to the timing of clinical trial activity, particularly MDT3-005 for once-daily tramadol, which was ongoing in the first quarter of 2006 and completed in the second quarter of 2006. The decrease was partially offset by the general increase in the Company’s research and development activities. Government assistance (research and development tax credits) for the first quarter of fiscal 2007 increased marginally to $0.8 million from $0.7 million for the corresponding quarter of fiscal 2006.

Selling, general and administrative expenses for the first quarter of fiscal 2007 increased to $5.4 million from $3.0 million for the first quarter of fiscal 2006. The increase is primarily due to higher non-cash stock-based compensation expense ($1.5 million for the first quarter of 2007 versus $0.5 million for the first quarter of 2006) due to the timing of stock option grants, as well as increased headcount and related compensation expense, increased legal and patent consulting fees, incremental costs related to the Company’s NASDAQ listing, as well as pharmacovigilance and other operational costs as the Company transitions from a research and development company to a commercial operation.

Net loss for the first quarter of fiscal 2007 decreased to $6.5 million, or $0.11 per share, from $6.8 million, or $0.16 per share, for the first quarter of fiscal 2006.

Cash, cash equivalents and marketable securities at March 31, 2007 were $94.1 million compared with $99.5 million at December 31, 2006. The decrease was primarily the result of the use of funds for operating activities, which was partially offset by the receipt of $1.7 million in licensing payments from the Company’s European partners for once-daily tramadol.

New Visual Identity

Labopharm also announced that the Company’s new visual identity will formally be unveiled to the public at the Company’s annual meeting today in Montreal. As part of the roll out of the new visual identity, Labopharm will launch its redesigned web site (www.labopharm.com) on Monday, May 14, 2007. The web site features more robust content and increased functionality for investors, potential partners, customers, media, potential employees, medical professionals, consumers and other interested parties.

“Our new visual identity reflects our transition from a research and development-focused organization to a commercial entity, our progress in building a fully-integrated, international specialty pharmaceutical enterprise and our philosophy of striving for the optimum in everything we do,” said Mr. Howard-Tripp. “It represents both our significant achievements to date and our common sense of purpose as we pursue our future goals.”

Conference Call

Labopharm will host a conference call today (Wednesday, May 9, 2007 at 8:30 a.m. ET) to discuss its first quarter fiscal 2007 results. To access the conference call by telephone, dial 416-644-3415 or 1-800-732-9307. Please connect approximately five minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay until Wednesday, May 16, 2007 at midnight. To access the archived conference call, dial 416-640-1917 or 1-877-289-8525 and enter the reservation number 21226864#. A live audio webcast of the conference call will be available at www.labopharm.com. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally and it has a robust pipeline of follow-on products in both pre-clinical and clinical development. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process and the commercialization of the Company’s products thereafter, if they are approved. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 208-5939
ebouchard@equicomgroup.com

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

[Unaudited]

For the three months ended:

[Thousands of Canadian dollars, except share and per share amounts]	March 31, 2007	March 31, 2006
	$	$
REVENUE
Product sales	3,392	2,045
Licensing	2,021	2,226

	5,413	4,271

EXPENSES
Cost of goods sold (excluding amortization)	1,701	1,021
Research and development expenses, net	4,256	5,675
Selling, general and administrative expenses	5,385	3,026
Financial expenses	549	729
Depreciation and amortization	472	428
Interest income	(972)	(208)
Foreign exchange gain	(6)	(182)

	11,385	10,489

LOSS BEFORE INCOME TAXES	(5,972)	(6,218)
Provision for income taxes
Current	527	579

NET LOSS FOR THE PERIOD	(6,499)	(6,797)

NET LOSS PER SHARE - BASIC AND DILUTED	(0.11)	(0.16)

Weighted average number of shares outstanding	56,772,685	43,754,591

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

[Unaudited]

For the three months ended:

[Thousands of Canadian dollars]	March 31, 2007	March 31, 2006
	$	$
OPERATING ACTIVITIES
Net loss for the period	(6,499)	(6,797)
Items not affecting cash:
Depreciation of property, plant and equipment	414	367
Amortization of intangible assets	58	61
Amortization of deferred financing costs	—	57
Amortization of premium on marketable securities	74	—
Non-cash financial expenses	41	—
Unrealized foreign exchange gain	(12)	(99)
Stock-based compensation	1,506	541

	(4,418)	(5,870)
Net change in non-cash operating items	1,168	(4,886)

	(3,250)	(10,756)

INVESTING ACTIVITIES
Acquisition of marketable securities	(43,023)	(3,333)
Proceeds from maturities of marketable securities	61,414	4,577
Acquisition of property, plant and equipment	(820)	(211)
Acquisition of intangible assets	(74)	(63)

	17,497	970

FINANCING ACTIVITIES
Repayment of capital lease obligations	(22)	(20)
Repayment of long-term debt	(1,043)	(537)
Proceeds from issuance of capital stock [note 6]	115	750

	(950)	193

Foreign exchange gain (loss) on cash held in foreign currencies	(83)	78

Net increase (decrease) in cash and cash equivalents during the period	13,214	(9,515)
Cash and cash equivalents, beginning of period	13,722	20,282

Cash and cash equivalents, end of period	26,936	10,767

Cash flows include the following items:
Interest paid	411	544
Income taxes paid	—	52

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[Thousands of Canadian dollars]	As at March 31, 2007	As at Dec. 31, 2006
	$	$
ASSETS
Current
Cash and cash equivalents	26,936	13,722
Available-for-sale marketable securities	67,201	85,747
Accounts receivable	2,910	4,002
Research and development tax credits receivable	829	1,869
Income taxes receivable	464	939
Inventories	4,852	5,287
Prepaid expenses and other assets	1,943	1,384

Total current assets	105,135	112,950

Restricted long-term investments	1,279	1,280
Property, plant and equipment, net	10,955	10,909
Intangible assets	3,221	3,205
Deferred financing costs	—	156
Future income tax asset	134	134

	120,724	128,634

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	7,592	8,908
Current portion of deferred revenue	8,000	7,916
Current portion of obligations under capital leases	99	94
Current portion of long-term debt	4,096	4,425

Total current liabilities	19,787	21,343

Deferred revenue	16,037	16,593
Obligations under capital leases	5,791	5,746
Long-term debt	2,512	3,396

Total liabilities	44,127	47,078

Shareholders’ equity
Capital stock	241,777	241,588
Contributed surplus	9,849	8,417
Deficit	(174,948)	(168,449)
Accumulated other comprehensive loss	(81)	—

Total shareholders’ equity	76,597	81,556

	120,724	128,634